                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                         For the month of June 30, 2000

                        Nymox Pharmaceutical Corporation

             9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

     (Indicate  by check mark  whether  the  registrant  files or will file annual reports under cover Form 20F or Form 40F)

                           Form 20 F [X] Form 40 F [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

                                 Yes [ ]  No [X]

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               NYMOX PHARMACEUTICAL CORPORATION
                                               --------------------------------
                                               (Registrant)

Date: August 14, 2000                 /s/     Paul Averback
                                      ------------------------------------------
                                              Paul Averback, MD - President

MESSAGE TO SHAREHOLDERS
-----------------------

Nymox is pleased to present its results for the second quarter of 2000.

A peer-reviewed publication in the April issue of Neurology again independently verified the utility of Nymox's AD7CTM test as an aid to the diagnosis of Alzheimer's disease. Neurology is the official journal of the American Academy of Neurology. The clinical researchers in this independent study, led by Dr. Philipp Kahle of Stanford, were from the Departments of Neurobiology, Psychiatry, Behavioral Sciences, and Neurosurgery at Stanford, the Parkinson's Institute of Sunnyvale California, and the Department of Psychiatry of Ludwig-Maximilians-University School of Medicine in Munich, Germany. The study found that neural thread protein (AD7C-NTP), a brain protein, was significantly elevated in patients with Alzheimer's disease compared to controls. AD7C-NTP levels also were found to correlate significantly with the severity of dementia symptoms. The article stated "levels of AD7C-NTP correlated with severity of dementia as assessed by MMSE (mini mental status examination), consistent with the previous study using the Blessed dementia scale".

In June, Nymox announced that it had completed the development stage for its 7C Gold kit for urine and was proceeding to the manufacturing stage and the obtaining of regulatory approvals where needed. The 7C Gold test is designed as an aid to the physician in the diagnosis of Alzheimer's disease. The test provides a simple and accurate means to determine from a urine sample whether a patient has an elevated level of neural thread protein (AD7C-NTP), a brain protein that has extensively been proven in the past decade as a peripheral marker for Alzheimer's disease. Fourteen peer-reviewed studies published in medical journals have documented the usefulness and relevance of testing for AD7C-NTP, including the recent confirmatory independent study published in Neurology in April and described above.

The 7C Gold kit will be in packaged units consisting of monoclonal antibody bound to colloidal gold particles and special membranes with coated antibodies and relands. The test measures gold particle migration after treatment with the patient's urine. The gold migrates further where the urine sample contains elevated levels of AD7C-NTP. The unique and patented test is easy to perform and produces visible results in less than half an hour.

In April, Nymox announced the appointment of Michael R. Sonnenreich to the Board of Directors. Mr. Sonnenreich has vast experience in the global pharmaceutical industry. He is a graduate of Harvard University Law School, and is currently Chairman and CEO of Kikaku America International, Senior Partner of Sonnenreich, Roccograndi & Woo P.C., President and CEO of Glocal Communications Corp. Ltd. of London, Vice Chairman of PharMa International Corporation of Tokyo, Director of Asset Advisory Services of Zurich, Member of the Board of Advisors of John Hopkins University School of Advanced International Studies and Member of the Board of Overseers of Tufts University Medical School. Mr. Sonnenreich has in the past been a Board Member and a Trustee of numerous important companies and universities, such as ABD American Capital Market Funds, the Integra Fund, Continental Steel Inc., Scientific American, Medical Tribune International, Clark University, the Maret School and has long-term involvements with many non-profit institutions such as the Smithsonian Institution, the Washington Opera, the New England Conservatory of Music, the North Carolina Museum of Art Foundation, the University of Virginia Art Museum, the Richard Tucker Music Foundation, and served as President of the National Coordinating Council on Drug Education.

In May, Nymox announced the appointment of Professor Walter P. von Wartburg to the Board of Directors. Professor von Wartburg is an international authority on biotechnology and the pharmaceutical industry. He was a Member of the Executive Committee of Novartis Inc. and was Chief Communications Officer of Novartis until 1999. He is a graduate of the Universities of Basel, Paris, Princeton, Stanford and Harvard Law School; Professor on public health policy at the Saint Gall Graduate School of Economics, Business and Public Administration, and author of various books and articles on drug abuse, pharmaceutical legislation, biotechnology, and on issues of management, communications and business administration. Professor von Wartburg is a Partner in the private law practice of Law & Life Sciences in Basel; the Founder-President of the Swiss Foundation for the Mentally Handicapped "PRO MENTE SANA"; Member of the National Advisory Board of the Bioethics Institute of the Johns Hopkins University; Member of the Advisory Council of the Bologna Center of the Paul H Nitze School of Advanced International Studies, Bologna (Italy); Chairman of the Board of Directors of the Basel Opera and Theatre, and Chairman of the Board of the University Hospital of Basel.

Also in June, Nymox announced that Mizuho Medy Co. Ltd. of Japan had signed a memorandum of agreement with Serex Inc. (majority owned by Nymox) for the manufacture of Serex's nicotine test for tobacco exposure by Mizuho's American subsidiary, Mizuho USA. Mizuho Medy Co. Ltd. will market Serex's nicotine tests in Japan, and will be responsible for packaging and labeling in the Japanese market. The nicotine test is a urinary assay for determination of tobacco product exposure. The nicotine test uses Serex's unique patented reland LabtabTM point of care quantitative immunoassay platform. The LabtabTM platform system can be used for a broad range of point of care quantitative tests for diagnostic applications, therapeutic drug monitoring, and toxic exposures. The test will be marketed to individuals, laboratories, and insurance companies.



 /s/ Paul Averback
-------------------------------------
Paul Averback MD - President & C.E.O.
August 15, 2000

MANAGEMENT'S DISCUSSION AND ANALYSIS
(IN US DOLLARS)

REVENUES

Total revenues amounted to $107,720 for the six months ended June 30, 2000, compared with $122,901 for the same period in 1999. Sales revenues amounted to $73,488 for the six months ended June 30, 2000, compared with $104,962 for the same period last year. All of the sales revenue was derived in the United States from our various products and services. Interest revenue was $34,232 for the period ended June 30, 2000 compared to $17,939 for the same period in 1999, derived from interest earned on the cash received from the private placements.

RESEARCH AND DEVELOPMENT

Research and development expenditures were $797,366 for the six month period ended June 30, 2000, compared with $588,548 for the same period in 1999. Expenses in this area were budgeted to increase in 2000 with the new financing secured by the Company.

MARKETING EXPENSES

Marketing expenses were $454,863 for the first half of 2000 compared to $529,494 for the same period in 1999. Increased expenditures are also budgeted in this area in 2000.

ADMINISTRATIVE EXPENSES AND COST OF SALES

General, administrative and cost of sales expenses were $850,109 for the period ended June 30, 2000, compared with $537,345 for the same period in 1999. The increase is principally attributable to professional fees.

LONG-TERM COMMITMENTS

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $16,203 per month and ongoing research funding payments to a U.S. medical facility totaling $172,000 for 2000.

RESULTS OF OPERATIONS

Net losses for the six months ended June 30, 2000 were $2,090,596, or $0.10 per share, compared to $1,555,318, or $0.08 per share, for the same period in 1999.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2000, cash totaled $1,551,074. In November 1999, the Corporation signed a common stock purchase agreement whereby the investor is committed to purchase up to $12 million of the Corporation's common shares over a thirty-month period commencing March 2000, when our F-1 registration statement was declared effective. The Company also completed a private placement in March 2000 comprising 666,667 common shares at $6.00 per share, for total proceeds of $4,000,000. A total of 93,334 warrants were issued as well, exercisable at a price of $9.375 per share (66,667) and $7.8125 per share (26,667). These warrants expire on March 6, 2004.

                 Consolidated Financial Statements of
                 (Unaudited)

                 NYMOX PHARMACEUTICAL

                 CORPORATION

                 Periods ended June 30, 2000, 1999 and 1998

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2000, 1999 and 1998




FINANCIAL STATEMENTS


     Consolidated Balance Sheets............................................   1

     Consolidated Statements of Operations..................................   2

     Consolidated Statements of Deficit.....................................   3

     Consolidated Statements of Cash Flows..................................   4

     Notes to Consolidated Financial Statements.............................   5

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Balance Sheets
(Unaudited)

June 30, 2000 and 1999, with comparative figures as at December 31, 1999 (in US dollars)

--------------------------------------------------------------------------------------------------------------
                                                             June 30,            June 30,         December 31,
                                                                 2000                1999                 1999
--------------------------------------------------------------------------------------------------------------
                                                          (Unaudited)         (Unaudited)            (Audited)


Assets

Current assets:
     Cash                                            $      1,551,074      $    1,018,105       $      449,363
     Short-term investments                                        -              181,771                   -
     Accounts receivable                                       54,693              56,334               24,611
     Research tax credits receivable                           10,818               5,296                3,180
     Notes receivable                                              -              183,225              181,280
     Other receivables                                         80,030              14,017               18,390
     Prepaid expenses                                         128,500             101,365              100,000
--------------------------------------------------------------------------------------------------------------
                                                            1,825,115           1,560,113              776,824

Capital assets                                              1,296,022           1,122,172            1,168,316

Deferred share issuance costs                                 242,732                  -               195,351

Intellectual property rights acquired (note 2)720,602              -                   -

--------------------------------------------------------------------------------------------------------------
                                                     $      4,084,471      $    2,682,285       $    2,140,491
--------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and
       accrued liabilities                           $        513,078      $       61,320       $      486,916
     Note payable                                                  -                   -               346,428
--------------------------------------------------------------------------------------------------------------
                                                              513,078              61,320              833,344

Shareholders' equity:
     Share capital                                         21,570,789          16,467,803           16,912,963
     Deficit                                              (17,999,396)        (13,846,838)         (15,605,816)
--------------------------------------------------------------------------------------------------------------
                                                            3,571,393           2,620,965            1,307,147

--------------------------------------------------------------------------------------------------------------
                                                     $      4,084,471      $    2,682,285       $    2,140,491
--------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Operations
(Unaudited)

Periods ended June 30, 2000, 1999 and 1998
(in US dollars)


-----------------------------------------------------------------------------------------------------------------------------
                                             Three months ended June 30,                       Six months ended June 30,
                                       -----------------------------------------   ------------------------------------------
                                               2000          1999          1998            2000           1999           1998
-----------------------------------------------------------------------------------------------------------------------------

Revenue:
     Service fees                      $     35,227  $     47,487  $     20,360   $      73,488   $    104,962   $     23,123
     Interest                                32,159         6,164        59,499          34,232         17,939         68,334
-----------------------------------------------------------------------------------------------------------------------------
                                             67,386        53,651        79,859         107,720        122,901         91,457

Expenses:
     Research and  development              522,852       228,178       449,653         805,019        589,841        882,825
     Less investment tax credits             (4,115)       (1,293)       (2,319)         (7,653)        (1,293)        (3,705)
-----------------------------------------------------------------------------------------------------------------------------
                                            518,737       226,885       447,334         797,366        588,548        879,120
     Marketing                              232,973       142,338       470,356         454,863        529,494      1,155,683
     General, administrative
       and costs of sales                   525,540       207,154       232,529         850,109        537,345        329,042
     Depreciation and amortization           44,694        31,027        30,798          93,128         67,294         59,981
     Interest and bank charges                1,018         1,303         1,878           2,850          2,222          3,171
-----------------------------------------------------------------------------------------------------------------------------
                                          1,322,962       608,707     1,182,895       2,198,316      1,724,903      2,426,997

Gain on disposal of capital assets                -        46,684             -               -          46,684             -

-----------------------------------------------------------------------------------------------------------------------------
Net loss                               $ (1,255,576) $   (508,372) $ (1,103,036)  $  (2,090,596)  $ (1,555,318)  $ (2,335,540)
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
Loss per share                          $     (0.06)  $     (0.03)  $     (0.06)   $      (0.10)   $     (0.08)   $    (0.12)
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of common
   shares outstanding                    20,858,422    19,837,354    19,383,390      20,582,761     19,799,854     19,052,938
-----------------------------------------------------------------------------------------------------------------------------


See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Deficit
(Unaudited)

Periods ended June 30, 2000, 1999 and 1998
(in US dollars)


------------------------------------------------------------------------------------------------------------------------------------
                                         Three months ended June 30,                               Six months ended June 30,
                                      ----------------------------------                       ---------------------------------
                                       2000          1999          1998                        2000           1999           1998
------------------------------------------------------------------------------------------------------------------------------------


Deficit, beginning of
   period                      $(16,743,820) $(13,338,466) $ (8,705,770)               $(15,605,816)  $(12,256,479)   $(7,415,759)

Net loss                         (1,255,576)     (508,372)   (1,103,036)                 (2,090,596)    (1,555,318)    (2,335,540)

Share issue costs                         -             -             -                    (302,984)       (35,041)       (57,507)
------------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period         $(17,999,396) $(13,846,838) $ (9,808,806)               $(17,999,396)  $(13,846,838)  $ (9,808,806)
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Consolidated Statements of Cash Flows
(Unaudited)

Periods ended June 30, 2000, 1999 and 1998
(in US dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                               Three months ended June 30,                  Six months ended June 30,
           ----------------------------------------------------------------------------------------------------------------------
                                                2000          1999          1998            2000           1999           1998
---------------------------------------------------------------------------------------------------------------------------------


Cash flows from operating activities:

     Net loss                           $ (1,255,576) $   (508,372) $ (1,103,036)  $  (2,090,596)  $ (1,555,318)  $ (2,335,540)
     Adjustments for:
         Depreciation and
           amortization                       44,694        31,027        30,798          93,128         67,294         59,981
         Gain on disposal
           of capital assets                       -       (46,684)            -               -        (46,684)             -
     Change in operating
       assets and liabilities                 69,451      (172,440)      418,395         (38,716)       131,673       (201,540)
---------------------------------------------------------------------------------------------------------------------------------
                                          (1,141,431)     (696,469)     (653,843)     (2,036,184)    (1,403,035)    (2,477,099)

Cash flows from financing activities:

     Proceeds from issuance
       of share capital                            -       155,148     2,655,967       4,000,000        524,094      5,178,737
     Share issue costs                       (10,338)            -                      (350,365)       (35,041)       (57,507)
     Repayment of note
       payable                                     -             -             -        (346,428)             -              -
---------------------------------------------------------------------------------------------------------------------------------
                                             (10,338)      155,148     2,655,967       3,303,207        489,053      5,121,230

Cash flows from investing activities:

     Additions to capital
       assets                              (108,198)        (6,730)      (28,253)       (165,312)       (48,274)      (157,046)
     Proceeds on disposal
       of capital assets                          -        202,591             -               -        202,591              -
     Net proceeds on
       maturity of (purchases
       of) short-term
       investments                                -        195,359    (2,007,154)             -       1,282,864       (773,810)
----------------------------------------------------------------------------------------------------------------------------------
                                           (108,198)       391,220    (2,035,407)       (165,312)     1,437,181       (930,856)

----------------------------------------------------------------------------------------------------------------------------------
(Decrease) increase in
   cash                                  (1,259,967)     (150,101)       (33,283)      1,101,711        523,199      1,713,275

Cash, beginning of period                 2,811,041     1,168,206      2,098,016         449,363        494,906        351,458

----------------------------------------------------------------------------------------------------------------------------------
Cash, end of period                    $  1,551,074  $  1,018,105   $  2,064,733   $   1,551,074   $  1,018,105   $  2,064,733
----------------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure to statements of cash flows:

     (a) Interest paid                 $      1,018  $      1,303  $       1,878   $     2,850     $     2,222    $      3,171
     (b) Non-cash
           transaction:
         Acquisition of
           Serex, Inc. by
           issuance of
           common shares                          -             -              -       657,825               -               -

-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION

Notes to Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2000, 1999 and 1998
(in US dollars)

--------------------------------------------------------------------------------

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, is a development stage biopharmaceutical corporation which specializes in the research and development of neurological therapeutics and diagnostics for the aging population, with an emphasis on Alzheimer's disease.

Since inception, the Corporation's activities have been primarily focused on developing certain pharmaceutical technologies and obtaining outside funding to support the continued development of its technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan, the Corporation anticipates the need to raise additional capital.

The Corporation is listed on the NASDAQ Stock Market.

1.   BASIS OF PRESENTATION:

     (a)  Consolidation and change in measurement currency:

          The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include the accounts of its wholly-owned US subsidiaries. Significant intercompany balances and transactions have been eliminated on consolidation.

          Effective January 1, 2000, the Corporation adopted the United States dollar as its measurement currency as a result of the significance of business activities conducted in the United States and the increasing proportion of operating, financing and investing transactions in the Canadian operations that are denominated in U.S. dollars. In accordance with Canadian GAAP, comparative figures for 1999 and 1998 included in these consolidated financial statements have been presented in US dollars using the convenience translation method whereby all Canadian dollar amounts were converted into US dollars at the closing exchange rate at December 31, 1999, which was $1.4433 Canadian dollar per US dollar.

     (b)  Interim financial statements:

          The unaudited consolidated balance sheets as at June 30, 2000 and 1999 and the unaudited consolidated statements of operations, deficit and cash flows for the periods ended June 30, 2000, 1999 and 1998 reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results of the interim periods presented. There are no adjustments in these interim financial statements other than normal recurring adjustments.

NYMOX PHARMACEUTICAL CORPORATION

(Unaudited)

Periods ended June 30, 2000, 1999 and 1998
(in US dollars)

--------------------------------------------------------------------------------

2.   BUSINESS ACQUISITION:

     On January 8, 2000, the Corporation entered into a share purchase agreement to acquire a controlling interest in Serex, Inc. ("Serex"), a privately-held development stage corporation based in New Jersey. The Corporation acquired 72.3% of the issued and outstanding common stock of Serex in exchange for 187,951 common shares of the Corporation having a fair value of approximately $657,825, and a warrant to purchase 115,662 of the Corporation's common shares at a price of $3.70 per share exercisable on the following dates: (i) January 8, 2001 - 35,783 shares, (ii) January 8, 2002 - 30,000 shares, (iii) January 8, 2003 - 30,000 shares, (iv)
     January 8, 2004 - 19,879 shares. In connection with this acquisition, the Corporation also issued 40,000 options to the selling shareholder to purchase the Corporation's shares. The options are exercisable at a price of $3.70/share over a four-year period.

     Details of the acquisition are as follows:

     ---------------------------------------------------------------------------

     Assets acquired:
       Current assets                                                  $  98,746
       Capital assets                                                     19,056
       Current liabilities                                              (217,369)
     ---------------------------------------------------------------------------
                                                                         (99,567)

     Patents, technological platform and know-how acquired
       ("intellectual property rights")                                  757,392

     ---------------------------------------------------------------------------
     Value of assets acquired                                         $  657,825
     ---------------------------------------------------------------------------

     Consideration:
       Common shares                                                  $  657,825
     ---------------------------------------------------------------------------

     At June 30, 2000, the balance of intellectual property rights consisted of:

     ---------------------------------------------------------------------------

     Intellectual property rights, at cost                            $  757,392
     Less amortization                                                   (36,790)

     ---------------------------------------------------------------------------
                                                                      $  720,602
     ---------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION

(Unaudited)

Periods ended June 30, 2000, 1999 and 1998
(in US dollars)

--------------------------------------------------------------------------------


3.   CANADIAN/US REPORTING DIFFERENCES:

     (a)  Consolidated statements of earnings:

          The reconciliation of earnings reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                  Three months ended June 30,                   Six months ended June 30,
                                            ----------------------------------------   --------------------------------------------
                                                   2000         1999           1998           2000            1999            1998
-----------------------------------------------------------------------------------------------------------------------------------

Net loss, Canadian
  GAAP                                      $(1,255,576)   $(508,372)   $(1,103,036)   $(2,090,596)    $(1,555,318)    $(2,335,540)

Adjustments:
     Amortization of patents (i)                  2,343      (13,619)       (10,585)         4,392         (27,139)        (20,779)
     Change in reporting currency (iii)              --       (1,501)         9,334             --          45,606          (1,781)
     Intellectual property rights (iv)               --           --             --       (757,392)             --              --
     Amortization of intellectual
       property rights (iv)                      17,855           --             --         36,790              --              --
-----------------------------------------------------------------------------------------------------------------------------------
                                                 20,198      (15,120)        (1,251)      (716,210)         18,467         (22,560)
-----------------------------------------------------------------------------------------------------------------------------------
Net loss, U.S. GAAP                         $(1,235,378)   $(523,492)   $(1,104,287)   $(2,806,806)    $(1,536,851)    $(2,358,100)
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Loss per share, U.S. GAAP                   $     (0.06)   $   (0.03)   $     (0.06)   $     (0.14)    $     (0.08)    $     (0.12)
-----------------------------------------------------------------------------------------------------------------------------------


     (b)  Consolidated shareholders' equity:

          The reconciliation of shareholders' equity reported in accordance with Canadian GAAP with U.S. GAAP is as follows:

          -------------------------------------------------------------------------------------------------------------------------
                                                                                               June 30,
                                                                       ------------------------------------------------------------
                                                                             2000                  1999                   1998
          -------------------------------------------------------------------------------------------------------------------------

          Shareholders' equity, Canadian GAAP                          $3,571,393            $2,620,965             $5,317,018

          Adjustments:
               Amortization of patents (i)                               (163,025)             (193,588)              (146,706)
               Stock-based compensation -- options
                 granted to non-employees (ii):
                    Cumulative compensation expense                    (1,000,416)             (749,038)              (518,700)
                    Additional paid-in capital                          1,000,416               785,031                506,070
               Change in reporting currency (iii)                              --               (45,558)                33,417
               Intellectual property rights (iv)                         (757,392)                   --                     --
               Amortization of intellectual property rights (iv)           36,790                    --                     --
          -------------------------------------------------------------------------------------------------------------------------
                                                                         (883,627)             (203,153)              (125,919)
          -------------------------------------------------------------------------------------------------------------------------
          Shareholders' equity, U.S. GAAP                              $2,687,766            $2,417,812             $5,191,099
          -------------------------------------------------------------------------------------------------------------------------

NYMOX PHARMACEUTICAL CORPORATION

(Unaudited)

Periods ended June 30, 2000, 1999 and 1998
(in US dollars)

--------------------------------------------------------------------------------

3.   CANADIAN/US REPORTING DIFFERENCES (CONTINUED):

     (i) In accordance with APB Opinion 17, INTANGIBLE ASSETS, the patents are amortized using the straight-line method over the legal life of the patents from the date the patent was secured. For
           Canadian GAAP purposes,   the  patents  are  amortized  commencing in
           the year  of commercial production of the developed products.

     (ii) In accordance with FAS 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the grant date. There are no comparable Canadian standards.

     (iii) As explained in note 1 (a), the Company adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian
           GAAP purposes,  the  financial  information  for  1999  and  1998 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all periods presented have been translated into US dollars at the ending exchange rate for the respective period and the statement of earnings at the average exchange rate for the respective period.

     (iv) Under U.S. GAAP, purchased research and development with no alternative future uses is expensed in the year of acquisition. In Canada, the acquisition of intellectual property rights and know-how is capitalized and amortized using the straight-line basis over the period of intended benefit, which was determined to be ten years.

4.   SEGMENT DISCLOSURES:

     Geographic segment information was as follows:

--------------------------------------------------------------------------------------
                                                                           United
                                                      Canada               States
--------------------------------------------------------------------------------------

     Revenues:
         2000                                  $      34,232        $      73,488
         1999                                         17,939              104,962
         1998                                         68,334               23,123

     Net loss:
         2000                                     (1,247,918)            (842,678)
         1999                                       (917,661)            (637,657)
         1998                                     (1,015,757)          (1,319,783)

     Identifiable assets:
         June 30, 2000                             3,681,646              402,825
         June 30, 1999                             2,166,527              515,758
         December 31, 1999                         1,714,416              426,075

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